SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                Biogen Idec Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.0005
                         (Title of Class of Securities)

                                    09062X103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 5, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,215,051

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,215,051

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,215,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.10%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,215,051

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,215,051

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,215,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.10%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,215,051

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,215,051

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,215,051

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.10%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      5,888,807

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      5,888,807

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,888,807

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.02%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,761,077

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,761,077

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,761,077

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.60%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      677,474

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      677,474

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      677,474

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.23%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      8,327,358

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      8,327,358

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,327,358

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.85%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,532,847

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,532,847

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,532,847

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.55%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,532,847

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,532,847

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,532,847

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.55%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,542,409

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,542,409

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,542,409

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.96%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,542,409

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,542,409

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,542,409

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.96%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,542,409

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,542,409

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,542,409

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.96%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,542,409

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,542,409

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,542,409

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.96%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,542,409

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,542,409

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,542,409

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.96%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  09062X103

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      16,075,256

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      16,075,256

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,075,256

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.51%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on August 11, 2008 by the Reporting Persons (the "Initial 13D") with respect to the shares of Common Stock, par value $0.0005 (the "Shares"), issued by Biogen Idec Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The Reporting Persons hold, in the aggregate, 16,075,256 Shares. The aggregate purchase price of the Shares currently owned by the Reporting Persons collectively was $811,009,311 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. The Shares purchased by the Reporting Persons are maintained in margin accounts that include positions in securities in addition to Shares.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          On February 5 and 6, 2009, entities affiliated with Mr. Icahn delivered the "Stockholders' Notice of Nomination of Persons for Election as Directors and Other Proposed Business at the 2009 Annual Meeting of Stockholders of Biogen Idec Inc." (the "Notice"), a copy of which is attached hereto as Exhibit I. Such Notice states the intention of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III:
     (i) to seek to nominate Dr. Alexander J. Denner, Dr. Richard C. Mulligan, Dr. Thomas F. Deuel and Dr. David Sidransky for election to the Board of Directors of the Issuer at the 2009 annual meeting of stockholders; (ii) to propose a resolution to the stockholders of the Issuer whereby the stockholders request that the Board of Directors of the Issuer promptly initiate and complete the necessary and appropriate process so that the stockholders of the Issuer can choose whether to change the Issuer's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act; and (iii) to propose certain amendments to the Issuer's Second Amended and Restated Bylaws that would limit the size of the Board of Directors to thirteen.

     SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, DR. RICHARD C. MULLIGAN, DR. DAVID SIDRANSKY, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN
     PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF BIOGEN IDEC INC., FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE
     AVAILABLE TO STOCKHOLDERS OF BIOGEN IDEC INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

     INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY MR. ICAHN AND CERTAIN OF HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 2009, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 16,075,256 Shares, representing approximately 5.51% of the Issuer's outstanding Shares (based upon the 291,752,825 Shares stated to be outstanding as of October 16, 2008 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2008).

          (b) High River has sole voting power and sole dispositive power with regard to 3,215,051 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,888,807 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,761,077 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 677,474 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,532,847 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each  of  Hopper,   Barberry  and  Mr.  Icahn,   by  virtue  of  their
     relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                 Date of           No. of  Shares          Purchase Price
Reporting               Transaction       Purchased               Per Share
Person                                                            (U.S.$)
------------------ --------------------- ------------------ --------------------
High River             December 2, 2008       54,300                 40.70
------------------ --------------------- ------------------ --------------------
High River             December 3, 2008       62,133                 41.66
------------------ --------------------- ------------------ --------------------
High River             December 4, 2008      131,153                 41.71
------------------ --------------------- ------------------ --------------------
High River             December 5, 2008       30,204                 41.21
------------------ --------------------- ------------------ --------------------
Icahn Master           December 2, 2008      217,200                 40.70
------------------ --------------------- ------------------ --------------------
Icahn Master           December 3, 2008      244,430                 41.66
------------------ --------------------- ------------------ --------------------
Icahn Master           December 4, 2008      310,807                 41.71
------------------ --------------------- ------------------ --------------------
Icahn Master           December 5, 2008       55,323                 41.21
------------------ --------------------- ------------------ --------------------
Icahn Master II        December 4, 2008       85,212                 41.71
------------------ --------------------- ------------------ --------------------
Icahn Master II        December 5, 2008       16,545                 41.21
------------------ --------------------- ------------------ --------------------
Icahn Master III       December 3, 2008        4,103                 41.66
------------------ --------------------- ------------------ --------------------
Icahn Master III       December 4, 2008       35,757                 41.71
------------------ --------------------- ------------------ --------------------
Icahn Master III       December 5, 2008        6,364                 41.21
------------------ --------------------- ------------------ --------------------
Icahn Partners         December 4, 2008       92,838                 41.71
------------------ --------------------- ------------------ --------------------
Icahn Partners         December 5, 2008       42,583                 41.21
------------------ --------------------- ------------------ --------------------

Item 7. Materials to Be Filed as Exhibits.

     Item 7 is hereby amended by the addition of the following:

Exhibit 1. Stockholders' Notice of Nomination of Persons for Election as Directors and Other Proposed Business at the 2009 Annual Meeting of Stockholders of Biogen Idec Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
             Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



      [Signature Page of Schedule 13D, Amendment No. 1 - Biogen Idec Inc.]

                                                                       EXHIBIT I

                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                         c/o Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                               New York, NY 10153

February 5, 2009

Via Federal Express, United Parcel Service,
Hand Delivery, Email and Facsimile
-------------------------------------------

Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142
Attention:  James C. Mullen, President and Chief Executive Officer
            Susan H. Alexander, General Counsel and Secretary

Re: Stockholders' Notice (this "Notice") of Nomination of Persons for Election as Directors and Other Proposed Business at the 2009 Annual Meeting of Stockholders of Biogen Idec Inc. (the "Corporation")
     --------------------------------------------------------------------------

Ladies and Gentlemen:

     Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II"), Icahn Partners Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III") and High River Limited Partnership, a Delaware limited partnership ("High River", and together with Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, the "Record Holders" and each of them a "Record Holder") hereby submit this notice (this "Notice") on the date hereof pursuant to the requirements (the "Bylaw
Requirements") of the Second Amended and Restated Bylaws of the Corporation, adopted as of October 13, 2008 (the "Bylaws") of their intent (i) to nominate the Slate (as defined below) for election as directors of the Corporation at the 2009 annual meeting of stockholders of the Corporation (the "Annual Meeting"), or a special meeting of stockholders of the Corporation called for a similar purpose, and as a separate matter, (ii) to propose at the Annual Meeting, or a special meeting of stockholders of the Corporation called for a similar purpose a resolution to the stockholders of the Corporation whereby the stockholders request that the Board of Directors of the Corporation promptly initiate and complete the necessary and appropriate process so that the stockholders of the Corporation can choose whether to change the Corporation's jurisdiction of incorporation from Delaware to North Dakota (the "Reincorporation Proposal") and to become subject to the North Dakota Publicly Traded Corporations Act (the "North Dakota Act") and (iii) to propose certain amendments to the Corporation's Bylaws. This Notice is submitted by the Record Holders and on behalf of the Beneficial Owners (as defined in Annex A).

     The address of Icahn Partners is 767 Fifth Avenue, 47th Floor, New York, NY 10153. The address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The address of Icahn Master II is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The address of Icahn Master III is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.(1) The address of High River is 767 Fifth Avenue, 47th Floor, New York, NY 10153. Each of Icahn Master, Icahn Master II, Icahn Master III, Icahn Partners and High River is primarily engaged in the business of investing in securities.

_________________________
(1) Please note that the following address is set forth on the stock certificate of each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River as its record address on the books of the
     Corporation: c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     As of the close of business on February 5, 2009 (i) each of the Record Holders represents that it is the holder of record of 1000 shares of Common Stock, par value $0.0005 per share, of the Corporation (the "Shares"); (ii) Icahn Partners represents that it is the direct beneficial owner of 4,532,847 Shares (including the 1000 Shares of which Icahn Partners is the stockholder of record); (iii) Icahn Master represents that it is the direct beneficial owner of 5,888,807 Shares (including the 1000 Shares of which Icahn Master is the stockholder of record); (iv) Icahn Master II represents that it is the direct beneficial owner of 1,761,077 Shares (including the 1000 Shares of which Icahn Master II is the stockholder of record); (v) Icahn Master III represents that it is the direct beneficial owner of 677,474 Shares (including the 1000 Shares of which Icahn Master III is the stockholder of record); and (vi) High River represents that it is the direct beneficial owner of 3,215,051 Shares (including the 1000 Shares of which High River is the stockholder of record), in each case as further described in Annex A. Carl C. Icahn by virtue of his relationship to Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River is deemed to beneficially own (as that term is defined in Rule 13d-3 of the Securities Act of 1933, as amended) the Shares which Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River directly beneficially own, as further described in Annex A.

     Each of the Record Holders and the Beneficial Owners hereby represents that each Record Holder and Beneficial Owner will notify the Corporation in writing of the class, series and number of such Shares owned beneficially and of record as of the record date for the Annual Meeting (the "Record Date") promptly following the later of the Record Date or the date notice of the Record Date is first publicly disclosed, however, such representation is not an admission by any Record Holder, Nominee or Beneficial Owner or any of their respective affiliates of the legality thereof or that such notification is required.

     Other than as disclosed in Annex A, each of the Record Holders and Beneficial Owners hereby represents that it does not own any Derivative Instruments (as defined in the Bylaws) or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the Shares. Each of the Record Holders and the Beneficial Owners hereby represents that each Record Holder and Beneficial Owner will notify the Corporation in writing of any such Derivative Instrument in effect as of the Record Date promptly following the later of the Record Date or the date notice of the Record Date is first publicly disclosed, however, such representation is not an admission by any Record Holder, Nominee or Beneficial Owner or any of their respective affiliates of the legality thereof or that such notification is required.

     Each Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate for election as class III directors of the Corporation the following persons (each, a "Nominee" and collectively, the "Slate"):

                             Dr. Alexander J. Denner
                             Dr. Richard C. Mulligan
                               Dr. Thomas F. Deuel
                               Dr. David Sidransky

     As a separate matter, each Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to propose a resolution to the stockholders of the Corporation whereby the stockholders request that the Board of Directors of the Corporation promptly initiate and complete the necessary and appropriate process so that the stockholders of the Corporation can choose whether to change the Corporation's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Act.

     The Reincorporation Proposal is a proper matter for stockholder action under the General Corporation Law of Delaware. The Record Holders believe that it is in the best interests of the Corporation's stockholders to change the Corporation's jurisdiction of incorporation from Delaware to North Dakota and for the Corporation to become subject to the North Dakota Act. The Record Holders believe that North Dakota is the most stockholder-friendly jurisdiction in the United States and that being incorporated there and subject to the North Dakota Act would give the stockholders considerably more protection against management entrenchment and would make it easier for third parties to successfully bid for the Corporation. Although there can be no assurances, this could enable stockholders, in some cases, to achieve a premium over market for their shares.

The proposal states:

          "RESOLVED, that the stockholders of the Corporation hereby request the Board of Directors of the Corporation to take all action as is necessary and appropriate to properly initiate and complete the process to change the Corporation's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act."

     As a separate matter, in order to restrict the ability of the Board of Directors to increase the size of the Board, each Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to propose certain amendments to the Bylaws (the "Bylaw Amendments") that would fix the number of directors at thirteen (13).

     The Bylaw Amendments are a proper matter for stockholder action under the General Corporation Law of Delaware. The Record Holders believe that it is in the best interests of the Corporation's stockholders to limit the size of the Board of Directors to thirteen (13) directors. The Bylaws currently allow the Board of Directors to increase the size of the board at any time in their discretion. Furthermore, vacancies resulting from such increases may only be filled by the Board of Directors. The Record Holders believe that the shareholders of the Corporation should know with certainty the size of the Board.

The proposal states:

          "RESOLVED, that the Bylaws be and hereby are amended as follows:

          o To replace the first sentence of Section 3.1 in its entirety with the following sentence:

               "The number of directors that shall constitute the entire Board shall be thirteen (13)."

          o    To delete the first sentence of Section 3.2 in its entirety.

          o To delete the words "and newly created directorships resulting from any increase in the authorized number of directors", appearing in the second sentence of Section 3.2 in their entirety."

     In this Notice: (i) certain information relating to the Record Holders and Beneficial Owners is set forth in the body of this Notice (including the footnotes hereto) and Annex A; (ii) certain information relating to each Nominee is set forth in the body of this Notice and Annex B; (iii) the written consent of each Nominee to being named in the proxy statement as a nominee and to serving as a director of the Corporation if elected is attached as Annex C; and
(iv) each Nominee has executed a copy of the Director Nominee Representation and Agreement attached as Annex D. Each Nominee is also party to a nominee agreement with the Record Holders substantially in the form attached hereto as Annex E, pursuant to which the Record Holders have agreed to pay certain fees to each Nominee (other than Dr. Denner) and to indemnify each Nominee with respect to certain costs incurred by each Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement"). In connection with the Record Holders proxy contest against the Corporation in 2008, Dr. Mulligan also entered into a nominee agreement substantially in the form attached hereto as Annex E and was paid certain fees by the Record Holders in 2008 in connection with his nomination to the board of directors of the Corporation.

     Each Nominee, Record Holder and Beneficial Owner has an interest in the election of directors at the Annual Meeting: (i) directly and/or indirectly through the beneficial ownership (if any) of Shares, as described on the applicable attachment to Annex A and (ii) pursuant to the Nominee Agreement, if applicable, relating to such Nominee and each Record Holder.

     Other than as disclosed in this Notice, none of the Record Holders, the Beneficial Owners, nor any of their respective affiliates or associates, nor any others acting in concert with any of the foregoing have any agreement, arrangement or understanding with respect to the nomination of the Nominees, the Reincorporation Proposal or the Bylaw Amendments. Each Record Holder and Beneficial Owner hereby represents that it will notify the Corporation in writing of any such agreements, arrangements or understandings in effect as of the Record Date promptly following the later of the Record Date or the date notice of the Record Date is first publicly disclosed.

     With respect to each Nominee, other than as disclosed in this Notice, (i) such Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Nominee nor any of such Nominee's associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

     With respect to each Record Holder and Beneficial Owner, other than as disclosed in this Notice, (i) neither such Record Holder nor such Beneficial Owner is, nor was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Record Holder, Beneficial Owner nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by the Corporation or its affiliates or (B) any future transactions to which the Corporation or any of its affiliates will or may be a party.

     With respect to each Nominee, such Nominee is independent under the independence standards applicable to the Corporation under paragraph (a)(1) of
Item 407 of Regulation S-K.

     In response to the Bylaw Requirements, the legality of which neither the Record Holders nor the Beneficial Owners concede, the Record Holders and the Beneficial Owners state their intention to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the Reincorporation Proposal and the Bylaw Amendments, and a sufficient number of the holders of the Corporation's outstanding capital stock to elect the Slate. Each Record Holder hereby represents that it intends to solicit proxies in support of the approval or adoption of the Reincorporation Proposal, the Bylaw Amendments and the nomination of the Slate.

     In consideration of providing certain investment advisory, administrative and back office services to the Record Holders, Icahn Onshore LP, the general partner of Icahn Partners and Icahn Offshore LP, the general partner of Icahn Master, Icahn Master II and Icahn Master III, (together, the "General Partners"), receive from the Record Holders on an annual basis (i) special profit interest allocations generally equal to 2.5% of the balance in each of the Record Holders' capital accounts attributable to fee-paying investors and
(ii) incentive allocations generally equal to 25% of the net profits generated by fee-paying investors of the Record Holders. Therefore, the amounts received by the General Partners will be affected by the combination of fee-paying assets under management and the investment performance of the Record Holders (including any increase or decrease in the value of shares of the Corporation). The General Partners are owned by Icahn Capital LP, which is a subsidiary of Icahn Enterprises L.P., a New York Stock Exchange listed master limited partnership ("Icahn Enterprises"). Carl C. Icahn is the indirect owner of the general partner of Icahn Enterprises and the indirect holder of approximately 91.2% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises and approximately 86.5% of the preferred units in Icahn Enterprises.

     The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto should be deemed disclosed for all purposes of this Notice. All upper case terms appearing in the Annexes and all attachments thereto that are not defined in such Annexes and attachments shall have the meanings given in the body of this Notice or the Annexes, as applicable.

     Information is set forth herein as of the close of business on February 5, 2009. Neither the delivery of this Notice nor any delivery by any Record Holder, Beneficial Owner, or Nominee of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by any Record Holder, Beneficial Owner, Nominee or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by any Record Holder, Beneficial Owner, Nominee or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board of Directors of the Corporation in anticipation of, or following receipt of, this Notice). Furthermore, if the Board of Directors of the Corporation increases the number of directors to be nominated and elected at the Annual Meeting, the Record Holders reserve the right to add additional director nominees in respect of each such additional directorship. In the event any statement or other information in this Notice is not correct, or to the extent any applicable information has been omitted from this Notice, the Record Holders, Beneficial Owners and Nominees reserve the right to correct and/or supplement any such statement or other information set forth in this Notice.

     The Record Holders have filed a Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "SEC") relating to the Corporation (the "Filing"). The Filing, all attachments and any amendments thereto and all future amendments thereto, are hereby incorporated into and made a part of this Notice (but only to the extent that the information disclosed therein constitutes information regarding the Record Holders, Beneficial Owners or Nominees that is required to be set forth in this Notice pursuant to the Bylaw Requirements). Accordingly, all such matters disclosed in any part of the Filing, including all attachments thereto, should be deemed disclosed for all purposes of this Notice. The Filing, a copy of which was previously delivered to the Corporation pursuant to Rule 13d-7 under the Exchange Act, is available at no charge at the SEC's website at http://www.sec.gov. If the Corporation requests additional copies of the Filing, the Record Holders will provide them and original signed Director Nominee Representations and Agreements and nominee consents shall be provided upon written request by the Corporation.


                            [Signature page follows]

Very truly yours,


ICAHN PARTNERS LP

By: __________________________
    Name: Edward E. Mattner
    Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

By: __________________________
    Name: Edward E. Mattner
    Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

By: __________________________
    Name: Edward E. Mattner
    Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

By: __________________________
    Name: Edward E. Mattner
    Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: __________________________
    Name: Edward E. Mattner
    Title: Authorized Signatory





      [Signature page to Stockholders' Notice of Intent to Nominate Persons for Election as Directors and Other Proposed Business at the
            2009 Annual Meeting of Stockholders of Biogen Idec, Inc.]

                                                                         ANNEX A

                 Certain Information About Beneficial Ownership

Name:                  Carl C. Icahn

Age:                   72

Business               Icahn Capital LP, 767 Fifth Avenue, 47th Floor
Address:               New York, NY 10153

Residence              15 West 53rd Street, Penthouse B&C
Address:               New York, NY 10019

Principal Occupation   See below
or Employment:

Citizenship:           United States of America


     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as described below.

Carl C. Icahn has served as chairman of the board and a director of Starfire Holding Corporation ("Starfire"), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly-owned subsidiary of Icahn Enterprises L.P. ("Icahn Enterprises"), and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, and Icahn Partners Master Fund III LP. From November 2004 to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises. Icahn Enterprises is a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate, and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. From September 2006 to November 2008, Mr. Icahn was a director of ImClone Systems Incorporated ("ImClone"), a biopharmaceutical company, and from October 2006 to November 2008, he was the chairman of the board of ImClone. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. In August 2007, Mr. Icahn became a director of WCI Communities, Inc. ("WCI"), a homebuilding company, and since September 2007, has been the chairman of the board of WCI. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation ("Federal-Mogul"), a supplier of automotive products, and since January 2008, has been the chairman of the board of Federal-Mogul. In April, 2008, Mr. Icahn became a director of Motricity, Inc., a company that provides mobile content services and solutions. In August, 2008, Mr. Icahn became a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide. Mr. Icahn received his B.A. from Princeton University.

Beneficial Ownership of Securities of the
Corporation as of the date of this Notice:
------------------------------------------

(1) Title of Class    (2) Name of          (3) Amount of          (4) Percent of
    Class                 Beneficial           Beneficial             Class (3)
                          Owner (2)            Ownership
---------------------- --------------------- -------------------- --------------
Common Stock, par         High River            3,215,051              1.10%
value $0.0005 per
share ("Shares")
---------------------- --------------------- -------------------- --------------
Shares                    Icahn Partners        4,532,847              1.55%
---------------------- --------------------- -------------------- --------------
Shares                    Icahn Master          5,888,807              2.02%
---------------------- --------------------- -------------------- --------------
Shares                    Icahn Master II       1,761,077              0.60%
---------------------- --------------------- -------------------- --------------
Shares                    Icahn Master III        677,474              0.23%
---------------------- --------------------- -------------------- --------------

_________________________
(2) Please note that each Record Holder listed in this table is, as of the date of this Notice, the direct beneficial owner of the Shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership."

(3) Please note that percentages of ownership set forth in this column were calculated based on the number of Shares stated to be outstanding as of October 16, 2008 by the Corporation in the Corporation's Form 10-Q filed for the quarterly period ended September 30, 2008.

            Description of Beneficial Ownership and Beneficial Owners

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Beneficial Owners" and each of them a "Beneficial Owner." As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Record Holders.

     The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and
(ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     The Record Holders and Carl C. Icahn may be deemed to beneficially own, in the aggregate, 16,075,256 Shares, representing approximately 5.51% of the Corporation's outstanding Shares (based upon the 291,752,825 Shares stated to be outstanding as of October 16, 2008 by the Corporation in the Corporation's Form 10Q filed for the quarterly period ended September 30, 2008).

     High River has sole voting power and sole dispositive power with regard to 3,215,051 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,532,847 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,888,807 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,761,077 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 677,474 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the 3,215,051 Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the 4,532,847 Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, may be deemed to indirectly beneficially own the 8,327,358 Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

Two Year Summary Table:

The following table indicates the date of each purchase and sale of Shares, as well as the exercise of any call options, by Mr. Icahn and his affiliates within the past two years, and the number of shares in each such purchase and sale, or call option exercise.

Name                          Date                    Shares Purchased/Sold and
                                                      Call Options Exercised(4)
--------------------------------------------------------------------------------
HIGH RIVER
------------------ ---------------------------------- --------------------------
High River                    April 27, 2007                       30,000
------------------ ---------------------------------- --------------------------
High River                    April 30, 2007                       25,000
------------------ ---------------------------------- --------------------------
High River                       May 1, 2007                       19,200
------------------ ---------------------------------- --------------------------
High River                       May 2, 2007                       31,300
------------------ ---------------------------------- --------------------------
High River                       May 3, 2007                       30,000
------------------ ---------------------------------- --------------------------
High River                       May 4, 2007                       20,000
------------------ ---------------------------------- --------------------------
High River                       May 7, 2007                           20
------------------ ---------------------------------- --------------------------
High River                       May 8, 2007                        6,934
------------------ ---------------------------------- --------------------------
High River                      May 10, 2007                      120,000
------------------ ---------------------------------- --------------------------
High River                      May 11, 2007                       20,000
------------------ ---------------------------------- --------------------------
High River                      May 14, 2007                       50,000
------------------ ---------------------------------- --------------------------
High River                      May 15, 2007                       40,000
------------------ ---------------------------------- --------------------------
High River                      May 16, 2007                       20,000
------------------ ---------------------------------- --------------------------
High River                      May 17, 2007                       30,000
------------------ ---------------------------------- --------------------------
High River                      May 18, 2007                       20,000
------------------ ---------------------------------- --------------------------
High River                      May 21, 2007                       10,000
------------------ ---------------------------------- --------------------------
High River                      May 22, 2007                       17,149
------------------ ---------------------------------- --------------------------
High River                      May 24, 2007                      106,000
------------------ ---------------------------------- --------------------------
High River                      May 25, 2007                       56,286
------------------ ---------------------------------- --------------------------
High River                      May 29, 2007                       43,111
------------------ ---------------------------------- --------------------------
High River                   August 24, 2007                      941,470 (5)
------------------ ---------------------------------- --------------------------
High River                   August 24, 2007                      943,952 (6)
------------------ ---------------------------------- --------------------------
High River                 September 6, 2007                     (147,100)
------------------ ---------------------------------- --------------------------
High River                 September 7, 2007                      (55,240)
------------------ ---------------------------------- --------------------------
High River                September 10, 2007                       (2,098)
------------------ ---------------------------------- --------------------------
High River                September 25, 2007                     (109,000)
------------------ ---------------------------------- --------------------------
High River                September 26, 2007                      (60,530)
------------------ ---------------------------------- --------------------------
High River                  October 16, 2007                      (64,020)
------------------ ---------------------------------- --------------------------
High River                  October 16, 2007                      (67,046)
------------------ ---------------------------------- --------------------------
High River                 December 13, 2007                      500,000
------------------ ---------------------------------- --------------------------
High River                 December 13, 2007                       59,793
------------------ ---------------------------------- --------------------------
High River                 December 18, 2007                     (113,660)
------------------ ---------------------------------- --------------------------
High River                 December 19, 2007                     (107,207)
------------------ ---------------------------------- --------------------------
High River                 December 19, 2007                      (46,133)
------------------ ---------------------------------- --------------------------
High River                 December 20, 2007                     (160,000)
------------------ ---------------------------------- --------------------------
High River                 December 21, 2007                     (124,000)
------------------ ---------------------------------- --------------------------
High River                 December 24, 2007                     (108,793)
------------------ ---------------------------------- --------------------------
High River                 December 24, 2007                      (11,207)
------------------ ---------------------------------- --------------------------
High River                  January 24, 2008                       33,000
------------------ ---------------------------------- --------------------------
High River                  January 25, 2008                      390,000
------------------ ---------------------------------- --------------------------
High River                    August 1, 2008                      180,000
------------------ ---------------------------------- --------------------------
High River                    August 1, 2008                      541,600
------------------ ---------------------------------- --------------------------
High River                    August 4, 2008                      100,000
------------------ ---------------------------------- --------------------------
High River                    August 5, 2008                        4,900
------------------ ---------------------------------- --------------------------
High River                    August 6, 2008                       39,280
------------------ ---------------------------------- --------------------------
High River                    August 7, 2008                       50,000
------------------ ---------------------------------- --------------------------
High River                    August 8, 2008                        7,680
------------------ ---------------------------------- --------------------------
High River                   August 11, 2008                          620
------------------ ---------------------------------- --------------------------
High River                   August 11, 2008                       91,000
------------------ ---------------------------------- --------------------------
High River                  October 28, 2008                     (340,000)
------------------ ---------------------------------- --------------------------
High River                  October 29, 2008                     (225,000)
------------------ ---------------------------------- --------------------------
High River                  December 2, 2008                       54,300
------------------ ---------------------------------- --------------------------
High River                  December 3, 2008                       62,133
------------------ ---------------------------------- --------------------------
High River                  December 4, 2008                      131,153
------------------ ---------------------------------- --------------------------
High River                  December 5, 2008                       30,204
--------------------------------------------------------------------------------
ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                April 27, 2007                       38,293
------------------ ---------------------------------- --------------------------
Icahn Partners                April 30, 2007                       31,911
------------------ ---------------------------------- --------------------------
Icahn Partners                   May 1, 2007                       24,186
------------------ ---------------------------------- --------------------------
Icahn Partners                   May 2, 2007                       39,817
------------------ ---------------------------------- --------------------------
Icahn Partners                   May 3, 2007                       38,165
------------------ ---------------------------------- --------------------------
Icahn Partners                   May 4, 2007                       25,442
------------------ ---------------------------------- --------------------------
Icahn Partners                   May 7, 2007                           26
------------------ ---------------------------------- --------------------------
Icahn Partners                   May 8, 2007                        8,820
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 10, 2007                      152,654
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 11, 2007                       25,442
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 14, 2007                       63,606
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 15, 2007                       50,885
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 16, 2007                       25,443
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 17, 2007                       38,163
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 18, 2007                       25,443
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 21, 2007                       12,721
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 22, 2007                       21,815
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 24, 2007                      134,930
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 25, 2007                       71,611
------------------ ---------------------------------- --------------------------
Icahn Partners                  May 29, 2007                       54,848
------------------ ---------------------------------- --------------------------
Icahn Partners               August 24, 2007                    1,218,780 (7)
------------------ ---------------------------------- --------------------------
Icahn Partners               August 24, 2007                    1,214,776 (8)
------------------ ---------------------------------- --------------------------
Icahn Partners             September 7, 2007                      (54,463)
------------------ ---------------------------------- --------------------------
Icahn Partners            September 10, 2007                       (2,878)
------------------ ---------------------------------- --------------------------
Icahn Partners            September 25, 2007                     (149,338)
------------------ ---------------------------------- --------------------------
Icahn Partners            September 26, 2007                      (83,068)
------------------ ---------------------------------- --------------------------
Icahn Partners              October 16, 2007                      (22,510)
------------------ ---------------------------------- --------------------------
Icahn Partners             December 13, 2007                      754,630
------------------ ---------------------------------- --------------------------
Icahn Partners             December 13, 2007                      367,948
------------------ ---------------------------------- --------------------------
Icahn Partners             December 18, 2007                     (171,544)
------------------ ---------------------------------- --------------------------
Icahn Partners             December 19, 2007                     (196,404)
------------------ ---------------------------------- --------------------------
Icahn Partners             December 19, 2007                      (35,027)
------------------ ---------------------------------- --------------------------
Icahn Partners             December 20, 2007                     (241,481)
------------------ ---------------------------------- --------------------------
Icahn Partners             December 21, 2007                     (187,148)
------------------ ---------------------------------- --------------------------
Icahn Partners             December 24, 2007                     (181,111)
------------------ ---------------------------------- --------------------------
Icahn Partners              January 24, 2008                       34,982
------------------ ---------------------------------- --------------------------
Icahn Partners              January 25, 2008                      585,855
------------------ ---------------------------------- --------------------------
Icahn Partners                August 1, 2008                      287,915
------------------ ---------------------------------- --------------------------
Icahn Partners                August 1, 2008                    1,108,403
------------------ ---------------------------------- --------------------------
Icahn Partners                August 4, 2008                      159,953
------------------ ---------------------------------- --------------------------
Icahn Partners                August 5, 2008                        7,013
------------------ ---------------------------------- --------------------------
Icahn Partners                August 6, 2008                       62,819
------------------ ---------------------------------- --------------------------
Icahn Partners                August 7, 2008                       79,965
------------------ ---------------------------------- --------------------------
Icahn Partners                August 8, 2008                       12,282
------------------ ---------------------------------- --------------------------
Icahn Partners               August 11, 2008                          992
------------------ ---------------------------------- --------------------------
Icahn Partners               August 11, 2008                      145,534
------------------ ---------------------------------- --------------------------
Icahn Partners              October 28, 2008                     (866,819)
------------------ ---------------------------------- --------------------------
Icahn Partners              October 29, 2008                     (336,851)
------------------ ---------------------------------- --------------------------
Icahn Partners              December 4, 2008                       92,838
------------------ ---------------------------------- --------------------------
Icahn Partners              December 5, 2008                       42,583
--------------------------------------------------------------------------------
ICAHN MASTER
------------------ ---------------------------------- --------------------------
Icahn Master                  April 27, 2007                       55,094
------------------ ---------------------------------- --------------------------
Icahn Master                  April 30, 2007                       45,911
------------------ ---------------------------------- --------------------------
Icahn Master                     May 1, 2007                       36,875
------------------ ---------------------------------- --------------------------
Icahn Master                     May 2, 2007                       58,162
------------------ ---------------------------------- --------------------------
Icahn Master                     May 3, 2007                       55,738
------------------ ---------------------------------- --------------------------
Icahn Master                     May 4, 2007                       37,163
------------------ ---------------------------------- --------------------------
Icahn Master                     May 7, 2007                           38
------------------ ---------------------------------- --------------------------
Icahn Master                     May 8, 2007                       12,883
------------------ ---------------------------------- --------------------------
Icahn Master                    May 10, 2007                      222,979
------------------ ---------------------------------- --------------------------
Icahn Master                    May 11, 2007                       37,163
------------------ ---------------------------------- --------------------------
Icahn Master                    May 14, 2007                       92,908
------------------ ---------------------------------- --------------------------
Icahn Master                    May 15, 2007                       74,327
------------------ ---------------------------------- --------------------------
Icahn Master                    May 16, 2007                       37,163
------------------ ---------------------------------- --------------------------
Icahn Master                    May 17, 2007                       55,744
------------------ ---------------------------------- --------------------------
Icahn Master                    May 18, 2007                       37,164
------------------ ---------------------------------- --------------------------
Icahn Master                    May 21, 2007                       18,581
------------------ ---------------------------------- --------------------------
Icahn Master                    May 22, 2007                       31,866
------------------ ---------------------------------- --------------------------
Icahn Master                    May 24, 2007                      196,907
------------------ ---------------------------------- --------------------------
Icahn Master                    May 25, 2007                      104,585
------------------ ---------------------------------- --------------------------
Icahn Master                    May 29, 2007                       80,102
------------------ ---------------------------------- --------------------------
Icahn Master                 August 24, 2007                    1,776,777 (9)
------------------ ---------------------------------- --------------------------
Icahn Master                 August 24, 2007                    1,747,975 (10)
------------------ ---------------------------------- --------------------------
Icahn Master               September 6, 2007                     (405,705)
------------------ ---------------------------------- --------------------------
Icahn Master               September 7, 2007                     (114,462)
------------------ ---------------------------------- --------------------------
Icahn Master              September 10, 2007                       (3,789)
------------------ ---------------------------------- --------------------------
Icahn Master              September 25, 2007                     (197,537)
------------------ ---------------------------------- --------------------------
Icahn Master              September 26, 2007                     (109,329)
------------------ ---------------------------------- --------------------------
Icahn Master                October 16, 2007                     (170,708)
------------------ ---------------------------------- --------------------------
Icahn Master                October 16, 2007                     (169,108)
------------------ ---------------------------------- --------------------------
Icahn Master               December 13, 2007                      862,247
------------------ ---------------------------------- --------------------------
Icahn Master               December 13, 2007                      209,093
------------------ ---------------------------------- --------------------------
Icahn Master               December 18, 2007                     (196,006)
------------------ ---------------------------------- --------------------------
Icahn Master               December 19, 2007                      (13,087)
------------------ ---------------------------------- --------------------------
Icahn Master               December 19, 2007                     (251,347)
------------------ ---------------------------------- --------------------------
Icahn Master               December 20, 2007                     (275,919)
------------------ ---------------------------------- --------------------------
Icahn Master               December 21, 2007                     (213,838)
------------------ ---------------------------------- --------------------------
Icahn Master               December 24, 2007                     (121,143)
------------------ ---------------------------------- --------------------------
Icahn Master               December 24, 2007                      (80,102)
------------------ ---------------------------------- --------------------------
Icahn Master               December 24, 2007                       (5,694)
------------------ ---------------------------------- --------------------------
Icahn Master                January 24, 2008                       85,509
------------------ ---------------------------------- --------------------------
Icahn Master                January 25, 2008                      677,871
------------------ ---------------------------------- --------------------------
Icahn Master                  August 1, 2008                      293,286
------------------ ---------------------------------- --------------------------
Icahn Master                  August 1, 2008                      611,947
------------------ ---------------------------------- --------------------------
Icahn Master                  August 4, 2008                      162,937
------------------ ---------------------------------- --------------------------
Icahn Master                  August 5, 2008                        9,307
------------------ ---------------------------------- --------------------------
Icahn Master                  August 6, 2008                       64,018
------------------ ---------------------------------- --------------------------
Icahn Master                  August 7, 2008                       81,488
------------------ ---------------------------------- --------------------------
Icahn Master                  August 8, 2008                       12,518
------------------ ---------------------------------- --------------------------
Icahn Master                 August 11, 2008                        1,010
------------------ ---------------------------------- --------------------------
Icahn Master                 August 11, 2008                      148,309
------------------ ---------------------------------- --------------------------
Icahn Master                October 28, 2008                     (259,138)
------------------ ---------------------------------- --------------------------
Icahn Master                October 29, 2008                     (387,686)
------------------ ---------------------------------- --------------------------
Icahn Master                December 2, 2008                      217,200
------------------ ---------------------------------- --------------------------
Icahn Master                December 3, 2008                      244,430
------------------ ---------------------------------- --------------------------
Icahn Master                December 4, 2008                      310,807
------------------ ---------------------------------- --------------------------
Icahn Master                December 5, 2008                       55,323
--------------------------------------------------------------------------------
ICAHN MASTER II
------------------ ---------------------------------- --------------------------
Icahn Master II               April 27, 2007                       19,109
------------------ ---------------------------------- --------------------------
Icahn Master II               April 30, 2007                       15,923
------------------ ---------------------------------- --------------------------
Icahn Master II                  May 1, 2007                       11,656
------------------ ---------------------------------- --------------------------
Icahn Master II                  May 2, 2007                       19,693
------------------ ---------------------------------- --------------------------
Icahn Master II                  May 3, 2007                       18,876
------------------ ---------------------------------- --------------------------
Icahn Master II                  May 4, 2007                       12,584
------------------ ---------------------------------- --------------------------
Icahn Master II                  May 7, 2007                           12
------------------ ---------------------------------- --------------------------
Icahn Master II                  May 8, 2007                        4,363
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 10, 2007                       75,504
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 11, 2007                       12,584
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 14, 2007                       31,461
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 15, 2007                       25,167
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 16, 2007                       12,585
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 17, 2007                       18,876
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 18, 2007                       12,584
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 21, 2007                        6,292
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 22, 2007                       10,790
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 24, 2007                       66,766
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 25, 2007                       35,422
------------------ ---------------------------------- --------------------------
Icahn Master II                 May 29, 2007                       27,131
------------------ ---------------------------------- --------------------------
Icahn Master II              August 24, 2007                      566,437 (11)
------------------ ---------------------------------- --------------------------
Icahn Master II              August 24, 2007                      583,382 (12)
------------------ ---------------------------------- --------------------------
Icahn Master II            September 6, 2007                     (132,473)
------------------ ---------------------------------- --------------------------
Icahn Master II            September 7, 2007                      (37,752)
------------------ ---------------------------------- --------------------------
Icahn Master II           September 10, 2007                       (1,250)
------------------ ---------------------------------- --------------------------
Icahn Master II           September 25, 2007                      (64,548)
------------------ ---------------------------------- --------------------------
Icahn Master II           September 26, 2007                      (36,077)
------------------ ---------------------------------- --------------------------
Icahn Master II             October 16, 2007                      (62,115)
------------------ ---------------------------------- --------------------------
Icahn Master II             October 16, 2007                      (55,546)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 13, 2007                      277,956
------------------ ---------------------------------- --------------------------
Icahn Master II            December 13, 2007                       45,129
------------------ ---------------------------------- --------------------------
Icahn Master II            December 18, 2007                      (18,055)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 18, 2007                      (45,129)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 19, 2007                      (85,243)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 20, 2007                      (88,947)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 21, 2007                      (68,933)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 24, 2007                      (16,778)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 24, 2007                      (27,131)
------------------ ---------------------------------- --------------------------
Icahn Master II            December 24, 2007                      (22,801)
------------------ ---------------------------------- --------------------------
Icahn Master II             January 24, 2008                        7,764
------------------ ---------------------------------- --------------------------
Icahn Master II             January 25, 2008                      214,839
------------------ ---------------------------------- --------------------------
Icahn Master II               August 1, 2008                      100,573
------------------ ---------------------------------- --------------------------
Icahn Master II               August 1, 2008                      322,181
------------------ ---------------------------------- --------------------------
Icahn Master II               August 4, 2008                       55,873
------------------ ---------------------------------- --------------------------
Icahn Master II               August 5, 2008                        2,419
------------------ ---------------------------------- --------------------------
Icahn Master II               August 6, 2008                       21,943
------------------ ---------------------------------- --------------------------
Icahn Master II               August 7, 2008                       27,932
------------------ ---------------------------------- --------------------------
Icahn Master II               August 8, 2008                        4,291
------------------ ---------------------------------- --------------------------
Icahn Master II              August 11, 2008                          346
------------------ ---------------------------------- --------------------------
Icahn Master II              August 11, 2008                       50,836
------------------ ---------------------------------- --------------------------
Icahn Master II             October 28, 2008                     (170,073)
------------------ ---------------------------------- --------------------------
Icahn Master II             October 29, 2008                     (127,108)
------------------ ---------------------------------- --------------------------
Icahn Master II             December 4, 2008                       85,212
------------------ ---------------------------------- --------------------------
Icahn Master II             December 5, 2008                       16,545
------------------ ---------------------------------- --------------------------
ICAHN MASTER III
------------------ ---------------------------------- --------------------------
Icahn Master III              April 27, 2007                        7,504
------------------ ---------------------------------- --------------------------
Icahn Master III              April 30, 2007                        6,255
------------------ ---------------------------------- --------------------------
Icahn Master III                 May 1, 2007                        4,083
------------------ ---------------------------------- --------------------------
Icahn Master III                 May 2, 2007                        7,528
------------------ ---------------------------------- --------------------------
Icahn Master III                 May 3, 2007                        7,221
------------------ ---------------------------------- --------------------------
Icahn Master III                 May 4, 2007                        4,811
------------------ ---------------------------------- --------------------------
Icahn Master III                 May 7, 2007                            4
------------------ ---------------------------------- --------------------------
Icahn Master III                 May 8, 2007                        1,668
------------------ ---------------------------------- --------------------------
Icahn Master III                May 10, 2007                       28,863
------------------ ---------------------------------- --------------------------
Icahn Master III                May 11, 2007                        4,811
------------------ ---------------------------------- --------------------------
Icahn Master III                May 14, 2007                       12,025
------------------ ---------------------------------- --------------------------
Icahn Master III                May 15, 2007                        9,621
------------------ ---------------------------------- --------------------------
Icahn Master III                May 16, 2007                        4,809
------------------ ---------------------------------- --------------------------
Icahn Master III                May 17, 2007                        7,217
------------------ ---------------------------------- --------------------------
Icahn Master III                May 18, 2007                        4,809
------------------ ---------------------------------- --------------------------
Icahn Master III                May 21, 2007                        2,406
------------------ ---------------------------------- --------------------------
Icahn Master III                May 22, 2007                        4,125
------------------ ---------------------------------- --------------------------
Icahn Master III                May 24, 2007                       25,397
------------------ ---------------------------------- --------------------------
Icahn Master III                May 25, 2007                       13,529
------------------ ---------------------------------- --------------------------
Icahn Master III                May 29, 2007                       10,362
------------------ ---------------------------------- --------------------------
Icahn Master III             August 24, 2007                      213,810 (13)
------------------ ---------------------------------- --------------------------
Icahn Master III             August 24, 2007                      219,750 (14)
------------------ ---------------------------------- --------------------------
Icahn Master III           September 6, 2007                      (50,222)
------------------ ---------------------------------- --------------------------
Icahn Master III           September 7, 2007                      (14,283)
------------------ ---------------------------------- --------------------------
Icahn Master III          September 10, 2007                         (473)
------------------ ---------------------------------- --------------------------
Icahn Master III          September 25, 2007                      (24,577)
------------------ ---------------------------------- --------------------------
Icahn Master III          September 26, 2007                      (13,647)
------------------ ---------------------------------- --------------------------
Icahn Master III            October 16, 2007                      (23,257)
------------------ ---------------------------------- --------------------------
Icahn Master III            October 16, 2007                      (21,021)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 13, 2007                      105,167
------------------ ---------------------------------- --------------------------
Icahn Master III           December 13, 2007                       17,002
------------------ ---------------------------------- --------------------------
Icahn Master III           December 18, 2007                       (6,904)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 18, 2007                      (17,002)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 19, 2007                      (32,252)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 20, 2007                      (33,653)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 21, 2007                      (26,081)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 24, 2007                       (6,277)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 24, 2007                      (10,362)
------------------ ---------------------------------- --------------------------
Icahn Master III           December 24, 2007                       (8,601)
------------------ ---------------------------------- --------------------------
Icahn Master III            January 24, 2008                        3,745
------------------ ---------------------------------- --------------------------
Icahn Master III            January 25, 2008                       81,435
------------------ ---------------------------------- --------------------------
Icahn Master III              August 1, 2008                       38,226
------------------ ---------------------------------- --------------------------
Icahn Master III              August 1, 2008                      123,869
------------------ ---------------------------------- --------------------------
Icahn Master III              August 4, 2008                       21,237
------------------ ---------------------------------- --------------------------
Icahn Master III              August 5, 2008                          861
------------------ ---------------------------------- --------------------------
Icahn Master III              August 6, 2008                        8,340
------------------ ---------------------------------- --------------------------
Icahn Master III              August 7, 2008                       10,615
------------------ ---------------------------------- --------------------------
Icahn Master III              August 8, 2008                        1,629
------------------ ---------------------------------- --------------------------
Icahn Master III             August 11, 2008                          132
------------------ ---------------------------------- --------------------------
Icahn Master III             August 11, 2008                       19,321
------------------ ---------------------------------- --------------------------
Icahn Master III            October 28, 2008                      (63,970)
------------------ ---------------------------------- --------------------------
Icahn Master III            October 29, 2008                      (48,355)
------------------ ---------------------------------- --------------------------
Icahn Master III            December 3, 2008                        4,103
------------------ ---------------------------------- --------------------------
Icahn Master III            December 4, 2008                       35,757
------------------ ---------------------------------- --------------------------
Icahn Master III            December 5, 2008                        6,364
------------------ ---------------------------------- --------------------------

Shares purchased by each of the Record Holders are maintained in margin accounts that include positions in securities in addition to the Shares. As of February 5, 2009, the indebtedness of the margin account of each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III was approximately $221,517,364, $15,564,879, $91,359,838, $25,510,273, and $4,687,492,
respectively.

_________________________
(4)  Sales of Shares in this column are indicated by the use of a parenthetical.

(5) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(6) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(7) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(8) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(9) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(10) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(11) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(12) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(13) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

(14) The Record Holder acquired these Shares upon exercise of call options as described on Attachment I-A to this Annex A.

                                                                         ANNEX A
                                                                  Attachment 1-A

American call options purchased by the Record Holders were written by UBS AG and had a $31.50 strike price, expiration date of November 26, 2008, and provided for physical settlement (unless the Record Holder opted for a cash settlement) are further described in the chart set forth below. On August 24, 2007, the Record Holders exercised all of the call options described in the chart below.


Name                    Date             Number of               Option
                                         Shares Subject          Premium ($)
                                         to Option
--------------------------------------------------------------------------------
HIGH RIVER
--------------------------------------------------------------------------------
High River            May 29, 2007           50,000                 872,885.00
--------------------------------------------------------------------------------
High River            May 31, 2007           85,760               1,772,050.30
--------------------------------------------------------------------------------
High River            June 1, 2007           74,000               1,532,014.60
--------------------------------------------------------------------------------
High River            June 4, 2007           40,000                 822,144.00
--------------------------------------------------------------------------------
High River            June 8, 2007           81,151               1,619,295.17
--------------------------------------------------------------------------------
High River           June 11, 2007           20,000                 399,928.00
--------------------------------------------------------------------------------
High River           June 12, 2007           27,765                 543,258.32
--------------------------------------------------------------------------------
High River           June 13, 2007           54,976               1,088,150.96
--------------------------------------------------------------------------------
High River           June 14, 2007           40,000                 796,540.00
--------------------------------------------------------------------------------
High River           June 27, 2007           43,600                 936,092.00
--------------------------------------------------------------------------------
High River           June 28, 2007          100,000               2,203,950.00
--------------------------------------------------------------------------------
High River           June 29, 2007          100,000               2,203,370.00
--------------------------------------------------------------------------------
High River            July 2, 2007           53,100               1,164,259.98
--------------------------------------------------------------------------------
High River            July 9, 2007           25,400                 587,283.56
--------------------------------------------------------------------------------
High River           July 10, 2007           11,200                 258,709.92
--------------------------------------------------------------------------------
High River           July 16, 2007           50,000               1,197,000.00
--------------------------------------------------------------------------------
High River           July 17, 2007           87,000               2,058,367.80
--------------------------------------------------------------------------------
ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners        May 29, 2007           63,614               1,110,554.13
--------------------------------------------------------------------------------
Icahn Partners        May 31, 2007          109,109               2,254,508.36
--------------------------------------------------------------------------------
Icahn Partners        June 1, 2007           97,229               2,012,922.26
--------------------------------------------------------------------------------
Icahn Partners        June 4, 2007           50,954               1,047,288.13
--------------------------------------------------------------------------------
Icahn Partners        June 8, 2007          103,652               2,068,282.37
--------------------------------------------------------------------------------
Icahn Partners       June 11, 2007           25,514                 510,188.15
--------------------------------------------------------------------------------
Icahn Partners       June 12, 2007           35,420                 693,038.35
--------------------------------------------------------------------------------
Icahn Partners       June 13, 2007           70,134               1,388,176.29
--------------------------------------------------------------------------------
Icahn Partners       June 14, 2007           51,030               1,016,185.91
--------------------------------------------------------------------------------
Icahn Partners       June 27, 2007           55,631               1,194,397.57
--------------------------------------------------------------------------------
Icahn Partners       June 28, 2007          127,574               2,811,667.17
--------------------------------------------------------------------------------
Icahn Partners       June 29, 2007          127,574               2,810,927.24
--------------------------------------------------------------------------------
Icahn Partners        July 2, 2007           64,783               1,420,419.10
--------------------------------------------------------------------------------
Icahn Partners        July 9, 2007           46,401               1,072,856.08
--------------------------------------------------------------------------------
Icahn Partners       July 10, 2007           14,370                 331,934.07
--------------------------------------------------------------------------------
Icahn Partners       July 16, 2007           64,157               1,535,918.58
--------------------------------------------------------------------------------
Icahn Partners       July 17, 2007          111,634               2,641,193.46
------------------ -------------------------------------------------------------
ICAHN MASTER
------------------ -------------------------------------------------------------
Icahn Master          May 29, 2007           92,903               1,621,872.70
--------------------------------------------------------------------------------
Icahn Master          May 31, 2007          159,347               3,292,571.13
--------------------------------------------------------------------------------
Icahn Master          June 1, 2007          152,205               3,151,084.89
--------------------------------------------------------------------------------
Icahn Master          June 4, 2007           75,113               1,543,842.56
--------------------------------------------------------------------------------
Icahn Master          June 8, 2007          152,235               3,037,712.41
--------------------------------------------------------------------------------
Icahn Master         June 11, 2007           37,492                 749,705.03
--------------------------------------------------------------------------------
Icahn Master         June 12, 2007           52,047               1,018,367.22
--------------------------------------------------------------------------------
Icahn Master         June 13, 2007          103,056               2,039,808.02
--------------------------------------------------------------------------------
Icahn Master         June 14, 2007           74,984               1,493,193.88
--------------------------------------------------------------------------------
Icahn Master         June 27, 2007           81,792               1,756,074.24
--------------------------------------------------------------------------------
Icahn Master         June 28, 2007          187,463               4,131,590.79
--------------------------------------------------------------------------------
Icahn Master         June 29, 2007          187,464               4,130,525.54
--------------------------------------------------------------------------------
Icahn Master          July 2, 2007          110,439               2,421,463.43
---------------------------------------------------------------- ---------------
Icahn Master          July 9, 2007           32,806                 758,520.65
---------------------------------------------------------------- ---------------
Icahn Master         July 10, 2007           20,966                 484,295.73
---------------------------------------------------------------- ---------------
Icahn Master         July 16, 2007           93,601               2,240,807.94
---------------------------------------------------------------- ---------------
Icahn Master         July 17, 2007          162,864               3,853,264.52
--------------------------------------------------------------------------------
ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II       May 29, 2007           31,465                 549,306.53
--------------------------------------------------------------------------------
Icahn Master II       May 31, 2007           53,972               1,115,218.04
--------------------------------------------------------------------------------
Icahn Master II       June 1, 2007           34,144                 706,879.82
--------------------------------------------------------------------------------
Icahn Master II       June 4, 2007           24,577                 505,145.83
--------------------------------------------------------------------------------
Icahn Master II       June 8, 2007           49,762                 992,955.92
--------------------------------------------------------------------------------
Icahn Master II      June 11, 2007           12,308                 246,115.69
--------------------------------------------------------------------------------
Icahn Master II      June 12, 2007           17,085                 334,290.24
--------------------------------------------------------------------------------
Icahn Master II      June 13, 2007           33,830                 669,603.96
--------------------------------------------------------------------------------
Icahn Master II      June 14, 2007           24,614                 490,150.89
--------------------------------------------------------------------------------
Icahn Master II      June 27, 2007           26,772                 574,794.84
--------------------------------------------------------------------------------
Icahn Master II      June 28, 2007           61,531               1,356,112.47
--------------------------------------------------------------------------------
Icahn Master II      June 29, 2007           61,530               1,355,733.56
--------------------------------------------------------------------------------
Icahn Master II       July 2, 2007           27,772                 608,923.32
--------------------------------------------------------------------------------
Icahn Master II       July 9, 2007           16,307                 377,040.67
--------------------------------------------------------------------------------
Icahn Master II      July 10, 2007            6,860                 158,459.83
--------------------------------------------------------------------------------
Icahn Master II      July 16, 2007           30,623                 733,114.62
--------------------------------------------------------------------------------
 Icahn Master II     July 17, 2007           53,285               1,260,691.13
--------------------------------------------------------------------------------
ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III      May 29, 2007           12,018                 209,806.64
--------------------------------------------------------------------------------
Icahn Master III      May 31, 2007           20,612                 425,903.69
--------------------------------------------------------------------------------
Icahn Master III      June 1, 2007           12,422                 257,171.42
--------------------------------------------------------------------------------
Icahn Master III      June 4, 2007            9,356                 192,299.48
--------------------------------------------------------------------------------
Icahn Master III      June 8, 2007           18,953                 378,190.06
--------------------------------------------------------------------------------
Icahn Master III     June 11, 2007            4,686                  93,703.13
--------------------------------------------------------------------------------
Icahn Master III     June 12, 2007            6,507                 127,317.91
--------------------------------------------------------------------------------
Icahn Master III     June 13, 2007           12,883                 254,995.80
--------------------------------------------------------------------------------
Icahn Master III     June 14, 2007            9,372                 186,629.32
--------------------------------------------------------------------------------
Icahn Master III     June 27, 2007           10,205                 219,101.35
--------------------------------------------------------------------------------
Icahn Master III     June 28, 2007           23,432                 516,429.56
--------------------------------------------------------------------------------
Icahn Master III     June 29, 2007           23,432                 516,293.66
--------------------------------------------------------------------------------
Icahn Master III      July 2, 2007            9,406                 206,234.07
--------------------------------------------------------------------------------
Icahn Master III      July 9, 2007            6,086                 140,716.84
--------------------------------------------------------------------------------
Icahn Master III     July 10, 2007            2,604                  60,150.06
--------------------------------------------------------------------------------
Icahn Master III     July 16, 2007           11,619                 278,158.86
--------------------------------------------------------------------------------
Icahn Master III     July 17, 2007           20,217                 478,322.09
--------------------------------------------------------------------------------

American call options purchased by the Record Holders were written by Merrill Lynch International and had a $35.50 strike price, expiration date of November 26, 2008, and provided for physical settlement (unless the Record Holder opted for a cash settlement) are further described in the chart set forth below. On August 24, 2007, the Record Holders exercised all of the call options described in the chart below.



Name                    Date             Number of               Option
                                         Shares Subject          Premium ($)
                                         to Option
--------------------------------------------------------------------------------
HIGH RIVER
--------------------------------------------------------------------------------
High River           July 10, 2007          102,929               1,965,665.99
--------------------------------------------------------------------------------
High River           July 11, 2007           30,536                 582,388.70
--------------------------------------------------------------------------------
High River           July 12, 2007           57,192               1,100,545.66
--------------------------------------------------------------------------------
High River           July 18, 2007          200,000               3,795,760.00
--------------------------------------------------------------------------------
High River           July 19, 2007          159,233               3,082,320.95
--------------------------------------------------------------------------------
High River           July 20, 2007           71,580               1,377,929.32
--------------------------------------------------------------------------------
High River           July 23, 2007          120,000               2,290,056.00
--------------------------------------------------------------------------------
High River           July 31, 2007           94,969               1,978,356.22
--------------------------------------------------------------------------------
High River          August 1, 2007          105,031               2,213,633.36
--------------------------------------------------------------------------------
ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners       July 10, 2007          132,074               2,522,256.80
--------------------------------------------------------------------------------
Icahn Partners       July 18, 2007          256,627               4,870,472.51
--------------------------------------------------------------------------------
Icahn Partners       July 19, 2007          204,318               3,955,044.82
--------------------------------------------------------------------------------
Icahn Partners       July 20, 2007           91,847               1,768,073.12
--------------------------------------------------------------------------------
Icahn Partners       July 23, 2007          153,977               2,938,466.27
--------------------------------------------------------------------------------
Icahn Partners       July 31, 2007          121,987               2,541,184.39
--------------------------------------------------------------------------------
Icahn Partners      August 1, 2007          141,380               2,979,724.88
--------------------------------------------------------------------------------
ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master         July 10, 2007          192,685               3,679,763.25
--------------------------------------------------------------------------------
Icahn Master         July 11, 2007           57,163               1,090,224.17
--------------------------------------------------------------------------------
Icahn Master         July 12, 2007          107,064               2,060,232.55
--------------------------------------------------------------------------------
Icahn Master         July 18, 2007          374,402               7,105,700.68
--------------------------------------------------------------------------------
Icahn Master         July 19, 2007          298,086               5,770,140.13
--------------------------------------------------------------------------------
Icahn Master         July 20, 2007          133,999               2,579,507.55
--------------------------------------------------------------------------------
Icahn Master         July 23, 2007          224,640               4,286,984.83
--------------------------------------------------------------------------------
Icahn Master         July 31, 2007          177,800               3,703,858.48
--------------------------------------------------------------------------------
Icahn Master        August 1, 2007          182,136               3,838,698.34
--------------------------------------------------------------------------------
ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II      July 10, 2007           63,042               1,203,931.99
--------------------------------------------------------------------------------
Icahn Master II      July 11, 2007           18,702                 356,688.28
--------------------------------------------------------------------------------
Icahn Master II      July 12, 2007           35,029                 674,063.05
--------------------------------------------------------------------------------
Icahn Master II      July 18, 2007          122,495               2,324,808.11
--------------------------------------------------------------------------------
Icahn Master II      July 19, 2007           97,526               1,887,840.04
--------------------------------------------------------------------------------
Icahn Master II      July 20, 2007           43,842                 843,967.27
--------------------------------------------------------------------------------
Icahn Master II      July 23, 2007           73,498               1,402,621.13
--------------------------------------------------------------------------------
Icahn Master II      July 31, 2007           58,078               1,209,857.66
--------------------------------------------------------------------------------
Icahn Master II     August 1, 2007           71,170               1,499,978.92
--------------------------------------------------------------------------------
ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III     July 10, 2007           23,917                 456,750.12
--------------------------------------------------------------------------------
Icahn Master III     July 11, 2007            7,097                 135,355.40
--------------------------------------------------------------------------------
Icahn Master III     July 12, 2007           13,290                 255,739.47
--------------------------------------------------------------------------------
Icahn Master III     July 18, 2007           46,476                 882,058.71
--------------------------------------------------------------------------------
Icahn Master III     July 19, 2007           37,004                 716,297.53
--------------------------------------------------------------------------------
Icahn Master III     July 20, 2007           16,632                 320,169.33
--------------------------------------------------------------------------------
Icahn Master III     July 23, 2007           27,885                 532,151.76
--------------------------------------------------------------------------------
Icahn Master III     July 31, 2007           22,013                 458,566.01
--------------------------------------------------------------------------------
Icahn Master III    August 1, 2007           25,436                 536,089.14
--------------------------------------------------------------------------------

                                                                         ANNEX A
                                                                  Attachment 1-B

European put options bought by the Record Holders were written by UBS AG and had a $31.50 strike price, expiration date of November 26, 2008, and provided for cash settlement only are further described in the chart set forth below. All of the put options described below expired on August 24, 2007.


Name                    Date             Number of               Option
                                         Shares Subject          Premium ($)
                                         to Option
--------------------------------------------------------------------------------
HIGH RIVER
--------------------------------------------------------------------------------
High River            May 29, 2007           50,000                     500.00
--------------------------------------------------------------------------------
High River            May 31, 2007           85,760                     857.60
--------------------------------------------------------------------------------
High River            June 1, 2007           74,000                     740.00
--------------------------------------------------------------------------------
High River            June 4, 2007           40,000                     400.00
--------------------------------------------------------------------------------
High River            June 8, 2007           81,151                     811.51
--------------------------------------------------------------------------------
High River           June 11, 2007           20,000                     200.00
--------------------------------------------------------------------------------
High River           June 12, 2007           27,765                     277.65
--------------------------------------------------------------------------------
High River           June 13, 2007           54,976                     549.76
--------------------------------------------------------------------------------
High River           June 14, 2007           40,000                     400.00
--------------------------------------------------------------------------------
High River           June 27, 2007           43,600                     436.00
--------------------------------------------------------------------------------
High River           June 28, 2007          100,000                   1,000.00
--------------------------------------------------------------------------------
High River           June 29, 2007          100,000                   1,000.00
--------------------------------------------------------------------------------
High River            July 2, 2007           53,100                     531.00
--------------------------------------------------------------------------------
High River            July 9, 2007           25,400                     254.00
--------------------------------------------------------------------------------
High River           July 10, 2007           11,200                     112.00
--------------------------------------------------------------------------------
High River           July 16, 2007           50,000                     500.00
--------------------------------------------------------------------------------
High River           July 17, 2007           87,000                     870.00
--------------------------------------------------------------------------------
ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners        May 29, 2007           63,614                     636.14
--------------------------------------------------------------------------------
Icahn Partners        May 31, 2007          109,109                   1,091.09
--------------------------------------------------------------------------------
Icahn Partners        June 1, 2007           97,229                     972.29
--------------------------------------------------------------------------------
Icahn Partners        June 4, 2007           50,954                     509.54
--------------------------------------------------------------------------------
Icahn Partners        June 8, 2007          103,652                   1,036.52
--------------------------------------------------------------------------------
Icahn Partners       June 11, 2007           25,514                     255.14
--------------------------------------------------------------------------------
Icahn Partners       June 12, 2007           35,420                     354.20
--------------------------------------------------------------------------------
Icahn Partners       June 13, 2007           70,134                     701.34
--------------------------------------------------------------------------------
Icahn Partners       June 14, 2007           51,030                     510.30
--------------------------------------------------------------------------------
Icahn Partners       June 27, 2007           55,631                     556.31
--------------------------------------------------------------------------------
Icahn Partners       June 28, 2007          127,574                   1,275.74
--------------------------------------------------------------------------------
Icahn Partners       June 29, 2007          127,574                   1,275.74
--------------------------------------------------------------------------------
Icahn Partners        July 2, 2007           64,783                     647.83
--------------------------------------------------------------------------------
Icahn Partners        July 9, 2007           46,401                     464.01
--------------------------------------------------------------------------------
Icahn Partners       July 10, 2007           14,370                     143.70
--------------------------------------------------------------------------------
Icahn Partners       July 16, 2007           64,157                     641.57
--------------------------------------------------------------------------------
Icahn Partners       July 17, 2007          111,634                   1,116.34
--------------------------------------------------------------------------------
ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master          May 29, 2007           92,903                     929.03
--------------------------------------------------------------------------------
Icahn Master          May 31, 2007          159,347                   1,593.47
--------------------------------------------------------------------------------
Icahn Master          June 1, 2007          152,205                   1,522.05
--------------------------------------------------------------------------------
Icahn Master          June 4, 2007           75,113                     751.13
--------------------------------------------------------------------------------
Icahn Master          June 8, 2007          152,235                   1,522.35
--------------------------------------------------------------------------------
Icahn Master         June 11, 2007           37,492                     374.92
--------------------------------------------------------------------------------
Icahn Master         June 12, 2007           52,047                     520.47
--------------------------------------------------------------------------------
Icahn Master         June 13, 2007          103,056                   1,030.56
--------------------------------------------------------------------------------
Icahn Master         June 14, 2007           74,984                     749.84
--------------------------------------------------------------------------------
Icahn Master         June 27, 2007           81,792                     817.92
--------------------------------------------------------------------------------
Icahn Master         June 28, 2007          187,463                   1,874.63
--------------------------------------------------------------------------------
Icahn Master         June 29, 2007          187,464                   1,874.64
--------------------------------------------------------------------------------
Icahn Master          July 2, 2007          110,439                   1,104.39
--------------------------------------------------------------------------------
Icahn Master          July 9, 2007           32,806                     328.06
--------------------------------------------------------------------------------
Icahn Master         July 10, 2007           20,966                     209.66
--------------------------------------------------------------------------------
Icahn Master         July 16, 2007           93,601                     936.01
--------------------------------------------------------------------------------
Icahn Master         July 17, 2007          162,864                   1,628.64
--------------------------------------------------------------------------------
ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II       May 29, 2007           31,465                     314.65
--------------------------------------------------------------------------------
Icahn Master II       May 31, 2007           53,972                     539.72
--------------------------------------------------------------------------------
Icahn Master II       June 1, 2007           34,144                     341.44
--------------------------------------------------------------------------------
Icahn Master II       June 4, 2007           24,577                     245.77
--------------------------------------------------------------------------------
Icahn Master II       June 8, 2007           49,762                     497.62
--------------------------------------------------------------------------------
Icahn Master II      June 11, 2007           12,308                     123.08
--------------------------------------------------------------------------------
Icahn Master II      June 12, 2007           17,085                     170.85
--------------------------------------------------------------------------------
Icahn Master II      June 13, 2007           33,830                     338.30
--------------------------------------------------------------------------------
Icahn Master II      June 14, 2007           24,614                     246.14
--------------------------------------------------------------------------------
Icahn Master II      June 27, 2007           26,772                     267.72
--------------------------------------------------------------------------------
Icahn Master II      June 28, 2007           61,531                     615.31
--------------------------------------------------------------------------------
Icahn Master II      June 29, 2007           61,530                     615.30
--------------------------------------------------------------------------------
Icahn Master II       July 2, 2007           27,772                     277.72
--------------------------------------------------------------------------------
Icahn Master II       July 9, 2007           16,307                     163.07
--------------------------------------------------------------------------------
Icahn Master II      July 10, 2007            6,860                      68.60
--------------------------------------------------------------------------------
Icahn Master II      July 16, 2007           30,623                     306.23
--------------------------------------------------------------------------------
Icahn Master II      July 17, 2007           53,285                     532.85
--------------------------------------------------------------------------------
ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III      May 29, 2007           12,018                     120.18
--------------------------------------------------------------------------------
Icahn Master III      May 31, 2007           20,612                     206.12
--------------------------------------------------------------------------------
Icahn Master III      June 1, 2007           12,422                     124.22
--------------------------------------------------------------------------------
Icahn Master III      June 4, 2007            9,356                      93.56
--------------------------------------------------------------------------------
Icahn Master III      June 8, 2007           18,953                     189.53
--------------------------------------------------------------------------------
Icahn Master III     June 11, 2007            4,686                      46.86
--------------------------------------------------------------------------------
Icahn Master III     June 12, 2007            6,507                      65.07
--------------------------------------------------------------------------------
Icahn Master III     June 13, 2007           12,883                     128.83
--------------------------------------------------------------------------------
Icahn Master III     June 14, 2007            9,372                      93.72
--------------------------------------------------------------------------------
Icahn Master III     June 27, 2007           10,205                     102.05
--------------------------------------------------------------------------------
Icahn Master III     June 28, 2007           23,432                     234.32
--------------------------------------------------------------------------------
Icahn Master III     June 29, 2007           23,432                     234.32
--------------------------------------------------------------------------------
Icahn Master III      July 2, 2007            9,406                      94.06
--------------------------------------------------------------------------------
Icahn Master III      July 9, 2007            6,086                      60.86
--------------------------------------------------------------------------------
Icahn Master III     July 10, 2007            2,604                      26.04
--------------------------------------------------------------------------------
Icahn Master III     July 16, 2007           11,619                     116.19
--------------------------------------------------------------------------------
Icahn Master III     July 17, 2007           20,217                     202.17
--------------------------------------------------------------------------------

European put options bought by the Record Holders were written by Merrill Lynch International and had a $35.50 strike price, expiration date of November 26, 2008, and provided for cash settlement only are further described in the chart set forth below. All of the put options described below expired on August 24, 2007.


Name                    Date             Number of               Option
                                         Shares Subject          Premium ($)
                                         to Option
--------------------------------------------------------------------------------
HIGH RIVER
--------------------------------------------------------------------------------
High River           July 10, 2007          102,929                   1,029.29
--------------------------------------------------------------------------------
High River           July 11, 2007           30,536                     305.36
--------------------------------------------------------------------------------
High River           July 12, 2007           57,192                     571.92
--------------------------------------------------------------------------------
High River           July 18, 2007          200,000                   2,000.00
--------------------------------------------------------------------------------
High River           July 19, 2007          159,233                   1,592.33
--------------------------------------------------------------------------------
High River           July 20, 2007           71,580                     715.80
--------------------------------------------------------------------------------
High River           July 23, 2007          120,000                   1,200.00
--------------------------------------------------------------------------------
High River           July 31, 2007           94,969                     949.69
--------------------------------------------------------------------------------
High River          August 1, 2007          105,031                   1,050.31
--------------------------------------------------------------------------------
ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners       July 10, 2007          132,074                   1,320.74
--------------------------------------------------------------------------------
Icahn Partners       July 11, 2007           39,181                     391.81
--------------------------------------------------------------------------------
Icahn Partners       July 12, 2007           73,385                     733.85
--------------------------------------------------------------------------------
Icahn Partners       July 18, 2007          256,627                   2,566.27
--------------------------------------------------------------------------------
Icahn Partners       July 19, 2007          204,318                   2,043.18
--------------------------------------------------------------------------------
Icahn Partners       July 20, 2007           91,847                     918.47
--------------------------------------------------------------------------------
Icahn Partners       July 23, 2007          153,977                   1,539.77
--------------------------------------------------------------------------------
Icahn Partners       July 31, 2007          121,987                   1,219.87
--------------------------------------------------------------------------------
Icahn Partners      August 1, 2007          141,380                   1,413.80
--------------------------------------------------------------------------------
ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master         July 10, 2007          192,685                   1,926.85
--------------------------------------------------------------------------------
Icahn Master         July 11, 2007           57,163                     571.63
--------------------------------------------------------------------------------
Icahn Master         July 12, 2007          107,064                   1,070.64
--------------------------------------------------------------------------------
Icahn Master         July 18, 2007          374,402                   3,744.02
--------------------------------------------------------------------------------
Icahn Master         July 19, 2007          298,086                   2,980.86
--------------------------------------------------------------------------------
Icahn Master         July 20, 2007          133,999                   1,339.99
--------------------------------------------------------------------------------
Icahn Master         July 23, 2007          224,640                   2,246.40
--------------------------------------------------------------------------------
Icahn Master         July 31, 2007          177,800                   1,778.00
--------------------------------------------------------------------------------
Icahn Master        August 1, 2007          182,136                   1,821.36
--------------------------------------------------------------------------------
ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II      July 10, 2007           63,042                     630.42
--------------------------------------------------------------------------------
Icahn Master II      July 11, 2007           18,702                     187.02
--------------------------------------------------------------------------------
Icahn Master II      July 12, 2007           35,029                     350.29
--------------------------------------------------------------------------------
Icahn Master II      July 18, 2007          122,495                   1,224.95
--------------------------------------------------------------------------------
Icahn Master II      July 19, 2007           97,526                     975.26
--------------------------------------------------------------------------------
Icahn Master II      July 20, 2007           43,842                     438.42
--------------------------------------------------------------------------------
Icahn Master II      July 23, 2007           73,498                     734.98
--------------------------------------------------------------------------------
Icahn Master II      July 31, 2007           58,078                     580.78
--------------------------------------------------------------------------------
Icahn Master II     August 1, 2007           71,170                     711.70
--------------------------------------------------------------------------------
ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III     July 10, 2007           23,917                     239.17
--------------------------------------------------------------------------------
Icahn Master III     July 11, 2007            7,097                      70.97
--------------------------------------------------------------------------------
Icahn Master III     July 12, 2007           13,290                     132.90
--------------------------------------------------------------------------------
Icahn Master III     July 18, 2007           46,476                     464.76
--------------------------------------------------------------------------------
Icahn Master III     July 19, 2007           37,004                     370.04
--------------------------------------------------------------------------------
Icahn Master III     July 20, 2007           16,632                     166.32
--------------------------------------------------------------------------------
Icahn Master III     July 23, 2007           27,885                     278.85
--------------------------------------------------------------------------------
Icahn Master III     July 31, 2007           22,013                     220.13
--------------------------------------------------------------------------------
Icahn Master III    August 1, 2007           25,436                     254.36
--------------------------------------------------------------------------------

                                                                         ANNEX B
                                                                    Attachment 1

Information about Nominees

Name:                  Alexander J. Denner, Ph.D.

Age:                   39

Business               Icahn Associates Corp.,767 Fifth Avenue, 47th Floor
Address:               New York, NY 10153

Residence              565 Stanwich Road
Address:               Greenwich, CT 06831

Principal Occupation   See below
or Employment:

Citizenship:           United States of America


     Dr. Denner has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E and indirectly through Dr. Denner's profit interests and capital accounts in the Funds (as defined below), as described below. Other than in respect of such profit interests and capital accounts (to the extent applicable), Dr. Denner does not own, beneficially or of record, any shares of capital stock of the Corporation.

     In connection with his employment by Mr. Icahn and his affiliated companies, Dr. Denner, among other employees, has a participatory interest in the profits and fees derived by Mr. Icahn and/or his affiliates from Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (together, the
"Funds"). Because only a portion of such profit interests are distributed, Dr. Denner also has capital accounts in the Funds. In the aggregate, Dr. Denner's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds.

     Dr. Denner serves as Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master
III. Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III are private investment funds. Dr. Denner has served in this position since August 2006. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Dr. Denner was the chairman of the Executive Committee of the Board of Directors of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, and a director of ImClone Systems Incorporated from April 2006 until the company was purchased in December 2008. In addition, Dr. Denner has served as a director of Adventrx Pharmaceuticals Inc., a publicly traded biopharmaceutical company since October 2006. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil., and Ph.D. degrees from Yale University.

                                                                         ANNEX B
                                                                    Attachment 2

Information about Nominees

Name:                  Thomas F. Deuel, M.D.

Age:                   73

Business               The Scripps Research Institute, MEM 268
Address:               10550 North Torrey Pines Road
                       La Jolla, CA 92037

Residence              2123 De Mayo Road
Address:               Del Mar, CA 92014

Principal Occupation   See below
or Employment:

Citizenship:           United States of America


     Dr. Deuel does not own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Deuel has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E.

     Since February 2002, Thomas F. Deuel, M.D., has served as a Professor of Molecular and Experimental Medicine and Cell Biology, Director of the Division of Molecular Oncology, Department of Molecular and Experimental Medicine, and Director of the Vascular Biology Affinity Group at The Scripps Research Institute. Also, since 1998, Dr. Deuel has served as a Professor of Medicine at Harvard Medical School. He is currently a Professor Emeritus at Harvard Medical School. In addition, from 1996 to 2002, Dr. Deuel served as a Director, Division of Growth Regulation at Beth Israel Hospital, Boston, Massachusetts and, prior to that, was a Professor of Medicine and Biochemistry and the head of Oncology Services at the Washington University School of Medicine, St. Louis, Missouri. He is a member of the Institute of Medicine at the National Academy of Sciences. Dr. Deuel is also President of the Edward R. Mallinckrodt Foundation, St. Louis, Missouri. He has served on various editorial boards, including the Journal of Clinical Investigation and Blood, and currently is on the Editorial Board of Current Opinion in Hematology and Section Editor for Vascular Biology. Dr. Deuel has served and continues to serve on numerous scientific advisory boards for various companies, including scientific advisory board of Imclone Systems Incorporated, a publicly traded biopharmaceutical company, during the existence of such board (from 1988 to 2001). From July 2007 to December 2008, Dr. Deuel served on Imclone's board of directors. Dr. Deuel has earned many professional honors and awards and holds an M.D. from Columbia University and an A.B. from Princeton University.

                                                                         ANNEX B
                                                                    Attachment 3

Information about Nominees

Name:                  Dr. David Sidransky

Age:                   48

Business               Johns Hopkins University - Cancer Research Building II
Address:               1550 Orleans Street, Suite 503
                       Baltimore, MD 21231

Residence              7800 Seven Mile Lane
Address:               Baltimore, MD 21208

Principal Occupation   See below
or Employment:

Citizenship:           United States of America


     Dr. Sidransky does not own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Sidransky has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E.

     Dr. Sidransky served as a director of ImClone Systems Inc., a biotechnology company, between January 2004 and November 2008. Dr. Sidransky is the Director of the Head and Neck Cancer Research Division at Johns Hopkins University School of Medicine. He is a founder of several private biotechnology companies and has served on scientific advisory boards of many private and publicly traded companies, including MedImmune Inc., Telik Inc., Roche, and Amgen Inc. Dr. Sidransky is also a director of Alfacell Inc. He was formerly on the Board of Scientific Counselors at the National Institute of Dental and Craniofacial Research and a member of the Recombinant DNA Advisory Committee at the National Institute of Health. Dr. Sidransky serves on numerous editorial boards and is Senior Editor of Clinical Cancer Research. In addition, he is a Professor of Oncology, Otolaryngology-Head and Neck Surgery, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky is certified in Internal Medicine and Medical Oncology by the American Board of Medicine. He has over 390 peer-reviewed publications, and has contributed more than 60 cancer reviews and chapters and also has numerous issued biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International Prize from the German Society of Clinical Chemistry, the 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda and Richard Rosenthal Award from the American Association of Cancer Research. Dr. Sidransky is also the Chairman of the Board of Directors of Champions Biotechnology, Inc. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

                                                                         ANNEX B
                                                                    Attachment 4

Information about Nominees

Name:                  Dr. Richard C. Mulligan

Age:                   54

Business               Harvard GeneTherapy Initiative
Address:               Harvard Institutes of Medicine, Suite 407
                       4 Blackfan Circle
                       Boston, MA 02115

Residence              35 Foster Street
Address:               Cambridge, MA  02138

Principal Occupation   See below
or Employment:

Citizenship:           United States of America


     Dr. Mulligan does not own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Mulligan has an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement attached hereto as Annex E.

     Dr. Mulligan is the Mallinckrodt Professor of Genetics at Harvard Medical School, and Director of the Harvard Gene Therapy Initiative. Dr. Mulligan received his B.S. degree from the Massachusetts Institute of Technology, and his Ph.D. from the Department of Biochemistry at Stanford University School of Medicine. After receiving postdoctoral training at the Center for Cancer Research at MIT, Dr. Mulligan joined the MIT faculty and subsequently was appointed Professor of Molecular Biology and Member of the Whitehead Institute for Biomedical Research before moving to Children's Hospital and Harvard in 1996. His honors include the MacArthur Foundation Prize, the Rhodes Memorial Award of the American Association for Cancer Research, the ASMB-Amgen Award, and the Nagai Foundation International Prize. Dr. Mulligan has been associated with a number of biotechnology companies, including Somatix Therapy Corporation (as founder and member of the Scientific Advisory Board and Board of Directors, and Chief Scientific Officer), Cell Genesys (as member of the Scientific Advisory Board) and ImClone, where he served on the Scientific Advisory Board and has been a Director and member of the Executive Committee since September 2006. He has also served on the National Institutes of Health's Recombinant DNA Advisory Committee and on the U.S. Food and Drug Administration Biological Response Modifiers Advisory Committee.


                                                                         ANNEX C

The written consent of each Nominee to being named as a nominee for election as a director of the Corporation and to serve as a director if elected is attached to this Annex C. If the Corporation requests original signed statements of consents, the Record Holders will provide them.

                                                                         ANNEX C
                                                                    Attachment 1

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2009 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 5, 2009


                                                       /s/ Alexander J. Denner
                                                       -----------------------
                                                       Name: Alexander J. Denner

                                                                         ANNEX C
                                                                    Attachment 2

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2009 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 5, 2009


                                                           /s/  Thomas F. Deuel
                                                           --------------------
                                                           Name: Thomas F. Deuel

                                                                         ANNEX C
                                                                    Attachment 3

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2009 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 5, 2009


                                                       /s/ Dr. David Sidransky
                                                       -----------------------
                                                       Name: Dr. David Sidransky

                                                                         ANNEX C
                                                                    Attachment 4

                               CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Biogen Idec Inc. (the "Company"), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by High River Limited Partnership ("High River"), Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III", and collectively with High River, Icahn Partners, Icahn Master and Icahn Master II, the "Record Holders") and in other materials in connection with the solicitation of proxies by the Record Holders from stockholders of the Company to be voted at the 2009 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: February 5, 2009


                                                   /s/ Dr. Richard C. Mulligan
                                                   ---------------------------
                                                   Name: Dr. Richard C. Mulligan

                                                                         ANNEX D

     The Director Nominee Representation and Agreement, executed by each of the Nominees is attached to this Annex D. If the Corporation requests original signed agreements of the Director Nominee Representation and Agreement, the Record Holders will provide them.

                  DIRECTOR NOMINEE REPRESENTATION AND AGREEMENT

Reference is made to the Second Amended and Restated Bylaws of Biogen Idec Inc. (the "Company") adopted as of October 13, 2008 (the "Bylaws"), which require that, in order to be eligible to be a nominee for election or reelection as a director of the Company, a person must timely deliver a representation and agreement in compliance with the Bylaws (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Bylaws).

1. The undersigned, in order to be eligible to be a nominee for election or reelection as a director of the Company, does hereby represent and warrant that the undersigned:

     a. is not a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;

     b. is not a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and

     c. would be in compliance, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, if elected as a director of the Company, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.

2.   The   undersigned   does  hereby  further   covenant  and  agree  that  the
     undersigned:

     a. will not become a party to (i) a Voting Commitment that has not been disclosed to the Company or (ii) any Voting Commitment that could limit or interfere with the undersigned's ability to comply, if elected as a director of the Company, with the undersigned's fiduciary duties under applicable law;

     b. will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company; and

     c. will comply, in the undersigned's individual capacity and on behalf of any person or entity on whose behalf the undersigned's nomination is being made, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, including, without limitation, the Company's Code of Business Conduct, the Company's Corporate Governance Principles and the Company's Comprehensive Compliance Program.


                  [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has duly executed this Director Nominee Representation and Agreement as of the 5th day of February, 2009.


                                                   /s/ Dr. Alexander Denner
                                                   ------------------------
                                                   Name: Dr. Alexander Denner


                                                   /s/ Dr. Richard C. Mulligan
                                                   ---------------------------
                                                   Name: Dr. Richard C. Mulligan


                                                   /s/  Thomas F. Deuel
                                                   --------------------
                                                   Name: Thomas F. Deuel


                                                   /s/ Dr. David Sidransky
                                                   -----------------------
                                                   Name: Dr. David Sidransky

                                                                         ANNEX E

Attached to this Annex E is the form of agreement pursuant to which the Record Holders have agreed to pay certain fees to certain of the Nominees and to indemnify such Nominees with respect to certain costs incurred by such Nominees in connection with the proxy contest relating to the Annual Meeting.

                         HIGH RIVER LIMITED PARTNERSHIP
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP

                                February 5, 2009

Dear  ___________:

     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Biogen Idec Inc. ("Biogen") in connection with a proxy contest with management of Biogen in respect of the election of directors of Biogen at the 2009 Annual Meeting of Stockholders of Biogen (the "Annual Meeting"), expected to be held in the Spring of 2009, or a special meeting of stockholders of Biogen called for a similar purpose (the "Proxy Contest").

     High River Limited Partnership, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP (collectively, "Icahn"), agree to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn intends to nominate you for election at the Annual Meeting, you will be paid $25,000 by Icahn unless you are elected to serve as a director of Biogen at the Annual Meeting or a special meeting of stockholders of Biogen called for a similar purpose or in connection with a settlement of the Proxy Contest by Icahn and Biogen, in which case you will not receive any payment from Icahn in connection with the Proxy Contest. Payment to you pursuant to this paragraph, if any, will be made by Icahn, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest, (ii) the settlement of the Proxy Contest by Icahn and Biogen, or (iii) the withdrawal of the Proxy Contest by Icahn.*

_________________________
* This paragraph is not contained in Dr. Denner's Nominee Agreement.

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to Biogen and for use in creating the proxy material to be sent to stockholders of Biogen and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Andrew N. Langham, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4382, Fax: (212) 688-1158, Email:
alangham@sfire.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to Biogen informing Biogen that you consent to being nominated by Icahn for election as a director of Biogen and, if elected, consent to serving as a director of Biogen. Upon being notified that we have chosen you, we may forward that consent and your completed questionnaire (or summaries thereof) to Biogen.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Biogen on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Biogen's Board of Directors or for any actions taken by you as a director of Biogen, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Biogen all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Biogen and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of Biogen.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                            Very truly yours,

                                            HIGH RIVER LIMITED PARTNERSHIP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory


                                            ICAHN PARTNERS LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory

                                            ICAHN PARTNERS MASTER FUND LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory

                                            ICAHN PARTNERS MASTER FUND II LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory

                                            ICAHN PARTNERS MASTER FUND III LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory


Agreed to and Accepted as of the date first above written:


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